UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 9)

                             -----------------------

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   895927 10 1
                                 (CUSIP Number)

                             -----------------------

                                  PETER W. MAY
                           C/O TRIARC COMPANIES, INC.
                                 280 PARK AVENUE
                              NEW YORK, N.Y. 10017
                            TEL. NO.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                 MARCH 10, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 250.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 895927 10 1                                         Page 2 of 12 Pages
          -----------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DWG ACQUISITION GROUP, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF                7    SOLE VOTING POWER
      SHARES
 BENEFICIALLY OWNED                -0- (See Item 5)
 BY EACH REPORTING
      PERSON                  8    SHARED VOTING POWER
       WITH
                                   5,982,867 (See Item 5)

                              9    SOLE DISPOSITIVE POWER

                                   -0- (See Item 5)

                             10    SHARED DISPOSITIVE POWER

                                   5,982,867 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,982,867 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25% (See Item 5)

14   TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP NO. 895927 10 1                                         Page 3 of 12 Pages
          -----------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NELSON PELTZ

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

     NUMBER OF                7    SOLE VOTING POWER
      SHARES
 BENEFICIALLY OWNED                1,282,166 (See Item 5)
 BY EACH REPORTING
      PERSON                  8    SHARED VOTING POWER
       WITH
                                   5,982,867 (See Item 5)

                              9    SOLE DISPOSITIVE POWER

                                   1,282,166 (See Item 5)

                             10    SHARED DISPOSITIVE POWER

                                   5,982,867 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,265,033 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.6% (See Item 5)

14   TYPE OF REPORTING PERSON

     IN

                                  SCHEDULE 13D

CUSIP NO. 895927 10 1                                         Page 4 of 12 Pages
          -----------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PETER W. MAY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

     NUMBER OF                7    SOLE VOTING POWER
      SHARES
 BENEFICIALLY OWNED                873,467 (See Item 5)
 BY EACH REPORTING
      PERSON                  8    SHARED VOTING POWER
       WITH
                                   5,982,867 (See Item 5)

                              9    SOLE DISPOSITIVE POWER

                                   873,467 (See Item 5)

                             10    SHARED DISPOSITIVE POWER

                                   5,982,867 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,856,334 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.4% (See Item 5)

14   TYPE OF REPORTING PERSON

     IN

CUSIP NO: 895927 10 1

                         AMENDMENT NO. 9 TO SCHEDULE 13D
                         -------------------------------

         This Amendment No. 9 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, and as amended by Amendment No. 8 dated October 13, 1998 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock (formerly Common Stock), par value $.10 per share (the "Common Stock"), of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

         Except as set forth below, there are no changes to the information set forth in the Statement.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Statement is amended by deleting the last paragraph thereof and substituting in its place the following paragraph:

         Mr. Peltz has 1,231,666 options to purchase shares of Common Stock which are exercisable within 60 days, and Mr. May has 826,667 options to purchase shares of Common Stock which are exercisable within 60 days, awarded to

CUSIP NO: 895927 10 1

Messrs. Peltz and May pursuant to the Company's 1993 equity participation plan.

Item 4.  Purpose of Transaction.

         Item 4 of the Statement is supplemented in the following manner:

         On March 10, 1999, Messrs. Nelson Peltz and Peter W. May notified the Company that they have withdrawn their $18 per share going-private proposal, effective immediately.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Statement is amended by deleting the fifth and sixth paragraphs thereof and substituting in their place the following paragraphs:

         During the period between April 15, 1997 and June 1, 1998, Mr. Peltz acquired with his own funds 2,250 shares of Common Stock in open market purchases, which were given as gifts to Mr. Peltz's minor children, and 150 shares of Common Stock in open market purchases, on behalf of his minor child. Mr. Peltz disclaims beneficial ownership of such shares.

         The Peltz Family Limited Partnership (the "Peltz L.P.")has purchased 21,000 shares of Common Stock in August and September of 1998. By virtue of his position as general partner of Peltz L.P., Mr. Peltz may be deemed to own beneficially the shares of Common Stock owned by Peltz L.P.

CUSIP NO: 895927 10 1

         On August 27, 1998, Mr. May acquired with his own funds 20,000 shares of Common Stock in open market purchases.

         In addition to the foregoing, Messrs. Peltz and May beneficially own 1,231,666 and 826,667 shares of Common Stock, respectively, representing stock options that may be exercised within 60 days.

         As a result, Messrs. Peltz and May may be deemed to beneficially own an aggregate of 7,265,033 and 6,856,334 shares of Common Stock, representing approximately 29.6% and 28.4% of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Statement is supplemented in the following manner:

         The agreement, dated October 12, 1998, referred to in the previous paragraph, has terminated.

Item 7.  Material To Be Filed as Exhibits.

         The following document is included in this Statement as an Exhibit thereto:

         Press release issued by the Company, dated March 10, 1999.

CUSIP NO: 895927 10 1

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  March 12, 1999

                                        DWG ACQUISITION GROUP, L.P.


                                        By: /s/ Nelson Peltz
                                            ----------------
                                            Name:  Nelson Peltz
                                            Title: General Partner


                                        By: /s/ Peter W. May
                                            ----------------
                                            Name:  Peter W. May
                                            Title: General Partner


                                        /s/ Nelson Peltz
                                        ----------------
                                        Nelson Peltz


                                        /s/ Peter W. May
                                        ----------------
                                        Peter W. May

CUSIP NO: 895927 10 1

                                  Exhibit Index
                                  -------------

Exhibit                     Description                       Page No.
-------                     -----------                       --------
   1             Stock Purchase Agreement dated              Filed with
                 as of October 1, 1992 by and                Original
                 between the Purchaser, Posner,              Statement
                 Posner Trust and Security
                 Management.

   2             Exchange Agreement dated as of              Filed with
                 October 1, 1992 between the                 Original
                 Company and Security Management.            Statement

   3             Agreement dated as of October 1,            Filed with
                 1992 between the Company and the            Original
                 Purchaser.                                  Statement

   4             Agreement of Limited Partnership            Filed with
                 of the Purchaser dated as of                Original
                 September 25, 1992.                         Statement

   5             Joint Filing Agreement of the               Filed with
                 Purchaser, Peltz and May.                   Original
                                                             Statement

   6             Memorandum of Understanding,                Filed with
                 dated January 21, 1993, by and              Amendment
                 between the Purchaser and                   No. 2
                 William A. Ehrman, individually
                 and derivatively on behalf of
                 SEPSCO.

   7             Letter dated January 25, 1993               Filed with
                 from Steven Posner to the                   Amendment
                 Purchaser (including proposed               No. 2
                 terms and conditions of
                 Consulting Agreement to be
                 entered into between the Company
                 and Steven Posner).

   8             Undertaking and Agreement, dated            Filed with
                 February 9, 1993, executed by               Amendment
                 the Purchaser.                              No. 3

   9             Amendment No. 3 dated as of                 Filed with
                 April 14, 1993 to Agreement of              Amendment
                 Limited Partnership of the                  No. 4
                 Purchaser.

  10             Citibank Loan Documents                     Filed with
                 (Exhibits and Schedules                     Amendment
                 omitted).                                   No. 4

  11             Republic Loan Documents                     Filed with
                 (Exhibits and Schedules                     Amendment
                 omitted).                                   No. 4

CUSIP NO: 895927 10 1

Exhibit                     Description                       Page No.
-------                     -----------                       --------
  12             Pledge and Security Agreement,              Filed with
                 dated as of April 5, 1993,                  Amendment
                 between the Purchaser and                   No. 5
                 Citibank.

  13             Custodial Loan Documents.                   Filed with
                                                             Amendment
                                                             No. 5

  14             Agreement, dated May 2, 1994                Filed with
                 among Nelson Peltz, Peter W. May            Amendment
                 and Leon Kalvaria                           No. 6

  15             Amended and Restated Pledge and             Filed with
                 Security Agreement, dated as of             Amendment
                 July 25, 1994 between the                   No. 6
                 Purchaser and Citibank.

  16             Amendment No. 1 dated as of                 Filed with
                 November 15, 1992 to Agreement              Amendment
                 of Limited Partnership of the               No. 7
                 Purchaser.

  17             Amendment No. 2 dated as of                 Filed with
                 March 1, 1993 to Agreement of               Amendment
                 Limited Partnership of the                  No. 7
                 Purchaser.

  18             Amendment No. 4 dated as of                 Filed with
                 January 1, 1995 to Agreement of             Amendment
                 Limited Partnership of the                  No. 7
                 Purchaser.

  19             Amendment No. 5 dated as of                 Filed with
                 January 1, 1996 to Agreement of             Amendment
                 Limited Partnership of the                  No. 7
                 Purchaser.

  20             NationsBank Loan Documents                  Filed with
                 (Exhibits and Schedules                     Amendment
                 omitted).                                   No. 7

  21             Letter, dated October 12, 1998,             Filed with
                 from Messrs. Nelson Peltz and               Amendment
                 Peter W. May to the Company                 No. 8

  22             Press release, issued by the                Filed with
                 Company, dated October 12, 1998             Amendment
                                                             No. 8

  23             Letter, dated October 12,1998,              Filed with
                 from the Company to Messrs.                 Amendment
                 Nelson Peltz and Peter W. May               No. 8

  24             Press release issued by the                 Filed
                 Company, dated March 10, 1999               herewith